EXHIBIT 21.1

SUBSIDIARIES OF KEYSTONE AUTOMOTIVE OPERATIONS, INC.

Name of Subsidiary	State of Incorporation
Keystone Automotive Operations of Canada, Inc.	Delaware

Keystone Automotive Operations Midwest, Inc.	Delaware

Key Comp, Inc.	Pennsylvania

A&A Auto Parts Stores, Inc.	Pennsylvania

Keystone Automotive Distributors, Inc.	Pennsylvania

American Specialty Equipment Corp.	New York

KAO Management Services, Inc.	Nevada

Keystone Marketing Services, Inc.	Nevada

Driverfx.com, Inc.	Delaware

Blacksmith Distributing Inc.	Indiana

Reliable Investment Inc.	Illinois

Combined Enterprises, Inc.	Kansas

Relco Corporation	Iowa

Autovillage.com, Inc.	Minnesota

Inter-Global Automotive Corporation	Texas

AWMI Corporation	Texas

Add-On Distributing, Inc.	Delaware